Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong

telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7660	E-mail Address dfertig@stblaw.com

August 15, 2023

CONFIDENTIAL AND VIA EDGAR Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Mr. Dan Morris
Ms. Jennifer Thompson
Ms. Kathleen Collins
Ms. Megan Akst

Re:	GDS Holdings Limited Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 4, 2023 File No. 001-37925

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 8, 2023 (the “August 8 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 4, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the August 8 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

michael j.c.M. ceulen     marjory j. ding     daniel fertig     adam C. furber     YI GAO     MAKIKO HARUNARI     Ian C. Ho     JONATHAN HWANG     anthony d. king     jin hYUK park     Erik p. wang     christopher k.s. wong

resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York     Beijing     Brussels     Houston     LONDON     Los Angeles     Palo Alto     SÃO PAULO     TOKYO     Washington, D.C.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-2-	August 15, 2023

Form 20-F for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
Note 25. Major Customers and Suppliers, page F-59

1.	We note your proposed revised disclosures in response to prior comment 4. Please further revise to clarify that Contracting Customer C represents the direct sales portion of revenue from End User Customer One. Also, clarify that a portion of revenue from the two significant End User Customers is also reflected within each of the Contracting Customers revenue percentages..

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company will provide further information to clarify the corresponding relationship between the Company’s major contracting customers and major end user customers. A sample of the proposed revised disclosure in Note 25 to Consolidated Financial Statements for the periods ended December 31, 2020, 2021 and 2022 is set forth in Annex A.

*      *      *

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-3-	August 15, 2023

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7660 (work), +852-6640-3886 (mobile) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

Enclosure:      Annex A

cc:	William Wei Huang, Chairman and Chief Executive Officer
Daniel Newman, Chief Financial Officer
Jamie Gee Choo Khoo, Chief Operating Officer
Andy Wenfeng Li, General Counsel and Company Secretary
GDS Holdings Limited

Kevin Huang
Vivien Yang
KPMG Huazhen LLP

Annex A

Comment 1

25   MAJOR CUSTOMERS AND SUPPLIERS

The Company defines “end user customers” (or “customers”) as the end users of the Company’s services. The Company defines “contracting customers” as parties with which the Company enters into sales agreements, including (i) the Company’s end user customers that directly enter into sales agreements with the Company; and (ii) intermediate contracting parties that, at the request of the Company’s end user customers, enter into sales agreements with the Company, in which case the Company may provide services to the end user customers through such agreements.

During the years ended December 31, 2020, 2021 and 2022, the Company had the following contracting customers which generated over 10% of the Company’s total net revenues:

	Years ended December 31,
	2020	2021	2022
Contracting Customer A	1,347,165	1,736,295	1,895,877
Contracting Customer B	N/A	873,378	1,595,777
Contracting Customer C	674,621	785,528	1,130,799
Contracting Customer D	847,620	964,414	1,031,102

During the years ended December 31, 2020, 2021 and 2022, the Company had the following end user customers which generated over 10% of the Company’s total net revenues:

	Years ended December 31,
	2020	2021	2022
End User Customer One	1,511,977	1,850,523	2,341,346
End User Customer Two	1,173,696	1,735,536	1,857,369

During the years ended December 31, 2020, 2021 and 2022, the Company generated a portion of the net revenue attributable to End User Customer One and End User Customer Two through sales agreements entered into with them directly; during the same years, the Company generated the remaining portion of the net revenue attributable to End User Customer One and End User Customer Two through sales agreements entered into with intermediate contracting parties, including Contracting Customer A, Contracting Customer B, and Contracting Customer D.

During the years ended December 31, 2020, 2021 and 2022, the portion of net revenue generated by the Company from End User Customer One through sales agreements entered into with it directly is represented by the revenue listed under Contracting Customer C; during the same years, the portion of net revenue generated by the Company from End User Customer Two through sales agreements entered into with it directly is not disclosed as a separate line item under contracting customers above as it constituted less than 10% of the Company’s total net revenues in each year.

During the years ended December 31, 2020, 2021 and 2022, the numbers of major suppliers of the Company were two, one and one, respectively, from whom the purchase amounts from each of them accounted for over 10% of the Company's operating expenditures. Severe impact can result from total or partial loss of the business relationship.